UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                 (Rule 13d-101)
           Information to be Included in Statements Filed Pursuant to
                               Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                         RightCHOICE Managed Care, Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    76657T102
                               -------------------
                                 (CUSIP Number)

                      The Missouri Foundation for Health
                              211 North Broadway
                          St. Louis, Missouri 63102
                         Attention: Alberta C. Slavin
                                (314) 655-2708

                                    Copy to:
                       Blackwell Sanders Peper Martin LLP
                          720 Olive Street, 24th Floor
                               St. Louis, MO 63101
                            Attention: John R. Short
                                 (314) 345-6430
                           ---------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   May 7, 2001
                            ------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.   76657T102

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1.   Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (entities only)

     The Missouri Foundation for Health:  43-1880952
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) |_|     (b) |_|

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3.   SEC Use Only

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4.   Source of Funds

     Not applicable
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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) |_|

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6.   Citizenship or Place of Organization

     Missouri

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  Number of         7. Sole Voting Power
   Shares
  Beneficially           932,964
Owned by Each   ----------------------------------------------------------------
  Reporting         8. Shared Voting Power
 Person With
                         Not applicable

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                    9. Sole Dispositive Power

                         11,112,500

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                   10. Shared Dispositive Power

                         Not applicable

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     11,112,500

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12.  Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)  |_|

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13.  Percent of Class Represented by Amount in Row (11)

              57.2%

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14.  Type of Reporting Person (See Instructions)

     CO
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

          This Amendment No. 1 amends the Reporting Person's Schedule 13D as filed with the Securities and Exchange Commission on December 11, 2000 (the "Schedule 13D") to reflect the sale by the Reporting Person of 3,850,000 shares of Common Stock of the Issuer (the "Divested Shares") in partial satisfaction of its divestiture obligations under the terms of the Voting Trust Agreement. Terms used herein and not otherwise defined have the meanings given such terms in the Schedule 13D.

          In addition, this Amendment No. 1 amends Item 2 to reflect the current address of its principal business and principal office.

     Item 2.  Identity and Background.
     --------------------------------

          Item 2 is hereby amended by changing the Reporting Person's address (principal business and principal office) to 211 North Broadway, St. Louis, Missouri 63102.

     Item 5.  Interest in Securities of the Issuer.
     ---------------------------------------------

          Item 5 is hereby amended by deleting paragraphs (a) and (b) thereof, by supplementing paragraph (c) thereof and inserting the following in lieu thereof and as a supplement thereof, respectively:

          (a) 11,112,500 shares of Common Stock of the Issuer, representing approximately 57.2% of the total outstanding shares in this class.

          (b) Items (7), (8), (9) and (10) on the attached cover page are incorporated herein by reference.

          (c) In partial satisfaction of the Reporting Person's divestiture obligations under the terms of the Voting Trust Agreement, the Reporting Person on May 7, 2001 sold 3,250,000 shares of the Divested Shares (the "Initial Sale") to the Underwriters (defined hereafter) pursuant to the terms of the Underwriting Agreement dated May 2, 2001 among the Issuer, the Reporting Person and the several underwriters (the "Underwriters") listed on Schedule A to such underwriting agreement (the "Underwriting Agreement"). On May 10, 2001, the Reporting Person sold an additional 600,000 shares of the Divested Shares to the Underwriters pursuant to the over-allotment option granted to the Underwriters under the Underwriting Agreement. The Divested Shares were sold at a price per share of $36.15, which represents a public offering price of $38.00, less a discount to the Underwriters of $1.85 per share.

                                   Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    May 24, 2001
                                    ------------------------------------
                                    Date

                                    /s/ Alberta C. Slavin
                                    ------------------------------------
                                    Signature

                                    Alberta C. Slavin, Chairperson
                                    ------------------------------------
                                    Name/Title